

05009047



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

SUPPL

June 14, 2005

VIA AIR COURIER



Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Share Buyback)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG
ELECTRONICS

Share Buyback

On June 10, 2005, the BOD of Samsung Electronics authorized a share buyback.

▫ Details

1. The planned buyback aims to stabilize the stock price.

2. Class and number of shares subject to buyback
   - 3,800,000 common shares
   - 300,000 preferred shares

   * The buyback amounts to approximately KRW 2 trillion.
   (The actual buyback amount is subject to change based on the price at the time of the repurchases since the buyback is made on the basis of the fixed number of shares to be repurchased.)

3. Buyback period: June 14 to September 13, 2005

4. Samsung Electronics will repurchase the shares on the open market through Samsung Securities, Daehan Investment & Securities, Korea Investment & Securities, Prudential Investment & Securities, and Mirae Asset Securities.

5. Samsung Electronics will finance the buyback with cash on hand.

* Treasury shares as of May 31, 2005
  - 13,782,994 common shares (9.36% of outstanding shares)
  - 1,879,693 preferred shares (8.23% of outstanding shares)


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C. 209 SECTION



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 14, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Insurance Policy Purchase)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG
ELECTRONICS

Insurance Policy Purchase

The BOD of Samsung Electronics authorized a purchase of insurance policy on June 10, 2005.

▫ **Details**

1. Insurance company: Samsung Life Insurance

2. Insurance policy purchase date: June 30, 2005 (premium payment date)

3. Type of insurance policy: Severance insurance policy

4. Insurance details

- Total premium: KRW 127.1 billion (taking into account KRW 10.1 billion of interest accruals, the actual net premium to be paid is KRW 117 billion)
- Insurance money: Samsung Life will pay 59% of severance pay in case a Samsung Electronics employee leaves the company.
- Insurance period: from policy purchase date to severance payment date
- Premium payment: payment in full
- Interest rate: 3.6 % (floating rate)

5. The purchase of insurance policy aims to manage severance pay in a stable manner and improve profitability of the asset.


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 14, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C.
209
SECTION

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Ownership Registry Suspension Period for 2005 Interim Dividend) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

Ownership Registry Suspension Period for 2005 Interim Dividend

- Suspension period: July 1 to 14, 2005
- Record date: June 30, 2005
- The suspension aims to confirm the shareholders on record for 2005 interim dividend

※ The BOD will decide details such as dividend rate.